BROADCOM INC.

3421 Hillview Avenue

Palo Alto, CA 94304

September 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadcom Inc.

Registration Statement on Form S-4

Filed on September 10, 2025

File No. 333-290176

Ladies and Gentlemen:

Broadcom Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-290176), filed by the Company with the United States Securities and Exchange Commission on September 10, 2025 (the “Registration Statement”), to 4:00 p.m., Eastern time, on Thursday, September 18, 2025, or as soon thereafter as practicable.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

Please contact Ronald C. Chen of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, at (212) 403-1117 or RCChen@wlrk.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

BROADCOM INC.

/s/ Kirsten M. Spears
Kirsten M. Spears
Chief Financial Officer